PROSPECTUS                                                          PURSUANT TO
                                                                  RULE 424(B)(3)


                            THE HAIN FOOD GROUP, INC.

                        2,826,161 Shares of Common Stock





         This Prospectus relates to the offer and sale of an aggregate of 2,826,161 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Hain Food Group, Inc. ("Hain" or the "Company") by certain stockholders of Hain (the "Selling Stockholders"). Of the shares of Common Stock offered hereby, 1,187,011 shares are reserved for issuance upon the exercise of warrants (the "Warrants") to purchase Common Stock. See "Selling Stockholders." The aggregate of 2,826,161 shares of Common Stock offered by the Selling Stockholders are referred to herein as the "Selling Stockholders' Shares."

         The Common Stock is traded on the Nasdaq National Market System under the Nasdaq symbol "HAIN." The last reported sales price of the Common Stock as reported by the Nasdaq National Market System on July 29, 1998 was $20 3/4 per share.




                           ---------------------------



         See "Risk Factors" for a discussion of certain factors which should be considered in an investment of securities offered hereby.




                           ---------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                           ---------------------------



                  The date of this Prospectus is July 31, 1998.

                              AVAILABLE INFORMATION

     Hain is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates from the public reference section of the Commission, Washington, D.C. 20549. Such reports and other information can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov).

     Hain has filed a Registration Statement on Form S-3 with the Commission under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement, including the financial schedules and exhibits incorporated therein by reference or filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement shall be deemed qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by Hain with the Commission and are hereby incorporated by reference in this Prospectus and made a part hereof:

     (1) The description of Hain's Common Stock contained in Hain's Registration Statement on Form 8-A/A dated November 12, 1993 and any amendment or report filed for the purpose of updating such description;
     (2) Hain's annual report on Form 10-K filed with Commission for the fiscal year ended June 30, 1997;
     (3) Hain's quarterly reports on Form 10-Q filed with the Commission for the three-month periods ended September 30, 1997, December 31, 1997 and March 31, 1998;
     (4) Hain's current reports on Form 8-K dated September 8, 1997, September 12, 1997, October 29, 1997, April 24, 1998 and July 14, 1998 and Form
          8-K/A dated July 23, 1998;
     (5) Westbrae Natural, Inc.'s annual report on Form 10-K filed with Commission (under Westbrae's prior name of Vestro Natural Foods, Inc.) for the fiscal year ended December 31, 1996 (the "Vestro 10-K"); and
     (6) Westbrae Natural Inc.'s quarterly reports on Form 10-Q filed with the Commission for the three-month periods ended March 31, 1997 and June 30, 1997.

     All documents subsequently filed by Hain with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     No person has been authorized in connection with the offering made hereby to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Hain or any other person. This Prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

     Hain will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the President, The Hain Food Group, Inc., 50 Charles Lindbergh Boulevard, Uniondale, New York 11553, (516) 237-6200.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 regarding future financial condition and results of operations and Hain's business operations. The words "expect," "estimate," "anticipate," "predict," "intend," and similar expressions are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions, including but not limited to industry and economic conditions and customer actions and other factors discussed in this Prospectus (including but not limited to statements under the caption "Risk Factors") and in Hain's filings with the Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                           SUMMARY/RECENT TRANSACTIONS

     The following is a summary of certain information contained elsewhere in this Prospectus or incorporated by reference herein. On July 1, 1998, Hain acquired (i) Arrowhead Mills, Inc., a Texas corporation ("AMI") and its subsidiaries AMI Operating Inc., a Texas corporation ("Arrowhead"), Dana Alexander, Inc., a New York corporation ("Terra"), and DeBoles Nutrutional Foods, Inc., a New York corporation ("DeBoles") and (ii) Garden of Eatin', Inc., a California corporation ("GOE") in a merger transaction (the "Merger") pursuant to which AMI and GOE were merged with and into a subsidiary of Hain, which then changed its name to Arrowhead Mills, Inc., a Delaware corporation ("New AMI").

                            The Hain Food Group, Inc.

     Hain markets and sells dry, refrigerated and frozen specialty food products under brand names which are sold as "better-for-you" products. The product categories encompass natural and organic foods, medically-directed foods, weight management and portion-control foods, and kosher foods. These products are sold primarily to specialty and natural food distributors and are marketed nationally to supermarkets, natural food stores, and other retail classes of trade. Hain's products are produced by independent food processors ("co-packers") using proprietary specifications and formulations controlled by Hain.

     Hain was organized in May 1993 to acquire certain specialty food brands. Since its formation, Hain has completed several acquisitions of companies or brands. In March 1997, Hain entered into a licensing agreement with Weight Watchers Gourmet Food Company ("Weight Watchers"), a subsidiary of H.J. Heinz Company ("Heinz"), pursuant to which Hain manufactures, markets and sells Weight Watchers dry and refrigerated products. In May 1997, Hain acquired The Boston Popcorn Company ("Boston Better Snacks"), a marketer of high quality popcorn and chip snack products. In July 1997, Hain acquired the Alba brand of dry milk, shake and cocoa products from Heinz. In October 1997, Hain acquired Westbrae Natural Inc. ("Westbrae"), a marketer of over 300 high quality natural and organic food and snack products. In addition, on May 27, 1998, Hain entered into a distribution and licensing agreement with Heinz U.S.A., a division of Heinz, to market and sell the "Earth's Best" line of organic baby food products to the natural food channel in the United States. See "Information Concerning Hain--Recent Developments."

     As a leading natural and organic food company, Hain sells a full line of products under its "Hain Pure Foods", "Westbrae Natural", "Westsoy", "Little Bear", "Bearitos" and "Farm Foods" brands. Hain's specialty food products include cooking oil and condiment products under its "Hollywood" brand; sugar-free, medically-directed food products under its "Estee" brand (all of which carry the logo of the American Diabetes Association); low-sodium food products under its "Featherweight" brand; weight management and portion-control foods under the "Weight Watchers" brand; frozen kosher food products under its "Kineret" and "Kosherific" brands; regular and reduced fat snack products under its "Boston Better Snacks" brand; natural snack products under the "Harry's Premium Snacks" brand; and dry milk products under the "Alba" brand. Hain's brand names are well-recognized in the various market categories they serve. Hain has acquired these brands over the past four years and will seek future growth through internal expansion, as well as the acquisition of complementary brands.

     Hain's mission is to be the leading marketer and seller of specialty food products, with a strong commitment to total quality management in all departments. Hain intends to increase sales and improve operating results by investing in product development and building brand equity. Key elements of Hain's business strategy are to (i) continue growth through mergers and acquisitions, (ii) invest in brands and consumer awareness, (iii) outsource manufacturing, (iv) leverage economies of scale in production and logistics and
(v) develop export opportunities.

                              Arrowhead Mills, Inc.

     Prior to the Merger, AMI was a holding company whose two direct subsidiaries were Arrowhead and Terra. Unless otherwise noted, references to Arrowhead mean AMI Operating, Inc., including its subsidiary DeBoles. Financial and certain other information relating to AMI included and incorporated by reference in this Prospectus is presented for Arrowhead and its subsidiaries and Terra on a stand-alone basis. Management believes that such information reflects the business, results of operations and financial condition of AMI on a consolidated basis.

     Arrowhead, founded in 1960, is a leading supplier of natural and organic whole grain products to the natural foods industry. Arrowhead was a pioneer in the natural foods industry and has produced consistently high-quality organically grown foods for over 35 years. In 1995, Arrowhead acquired DeBoles Nutritional Foods, Inc. ("DeBoles"), a leading pasta producer in the natural foods industry for 65 years. Arrowhead utilizes a good-tasting and "good-for-you" marketing approach to attract health conscious consumers and those with special dietary concerns.

     Arrowhead produces over 360 stock-keeping units ("SKUs") in nine major categories, including ready-to-eat cold cereals, hot cereals, pasta, flour, baking mixes, packaged grains, nut butters, nutritional oils and soups/chilies. Arrowhead's product line includes one of the widest arrays of organic products in the natural foods industry. The products are considered "natural" because they do not contain any artificial additives or preservatives. Consistent with Arrowhead's policy of strict adherence to federal guidelines, Arrowhead's organic label products are independently certified as such by an officially recognized third party certification organization.

     In November 1997, AMI acquired Terra for approximately $20.0 million in cash and stock. Terra is a leading manufacturer of specialty snacks in the premium snack category. Terra markets its premium lines of all natural gourmet vegetable chips under the Terra Chips(R) (meaning "chips of the earth") and Yukon Gold(R) brand names. Terra, headquartered in Brooklyn, New York, was founded in 1989 by chefs Dana Sinkler and Alexander Dzieduszycki. The chips are produced utilizing a variety of root vegetables which provide a wide array of colors, flavors and textures. Terra's products appeal to health conscious consumers because they are significantly lower in fat and cholesterol than traditional potato chips. Terra has expanded from selling its products exclusively in New York to selling three separate products lines and 12 flavors throughout the United States. Terra has earned the prestigious NASFT (National Association for the Specialty Food Trade) awards for "Outstanding Snack Food" and "Outstanding Food Service Product."

                             Garden of Eatin', Inc.

     GOE, founded in 1971, is a marketer of organic tortilla chips and a variety of specialty breads. GOE's primary products include blue or red corn tortilla chips in salted and unsalted varieties, and in a number of package sizes. GOE's product offerings are distributed nationally through the natural foods channel. GOE's products are also available in specialty and mainstream grocery retailers.

     At December 31, 1997, approximately 90% of GOE's total product sales were tortilla chip products. The remainder was split between bread products (7%), salsa (2%) and dessert items (1%). Certain of the bread products and all of the salsa and dessert items were discontinued in 1998.

Recent Transactions

     On April 15, 1998, Hain redeemed all of its outstanding 12-1/2% Senior Subordinated Debentures due April 14, 2004, in the principal amount of $8,500,000, plus a prepayment fee of $612,000. The Senior Credit Facility was amended as of such date to provide the necessary funds to complete the redemption.

     On May 27, 1998, Hain entered into a distribution and licensing agreement with Heinz U.S.A., a division of Heinz, to market and sell the "Earth's Best" line of organic baby food products to the natural food channel in the United States. Heinz will continue to market and sell the Earth's Best line of products to supermarkets and other mass market channels.

     In connection with the Merger, Hain entered into its Third Amended and Restated Revolving Credit and Term Loan Agreement with IBJ Schroder Bank & Trust Company, as issuer and agent for the lenders named therein (as amended, the "Senior Credit Facility"). Under the Credit Facility, the term loan portion is $60.0 million (increased from $18.6 million) and the revolving line of credit is $15.0 million.

                          ----------------------------


     Hain's corporate headquarters are located at 50 Charles Lindbergh Boulevard, Uniondale, New York 11553. Its telephone number is (516) 237-6200.

                                  RISK FACTORS

     Prospective investors in the Common Stock should carefully consider the following factors, in addition to the other information set forth in this Prospectus, before making an investment in the Common Stock offered hereby. Certain of the statements in this Prospectus are forward-looking in nature and, accordingly, are subject to many risks and uncertainties. The actual results that Hain achieves may differ materially from any forward-looking statements in this Prospectus.

Integration of Acquisitions

     Since its formation, Hain has completed several acquisitions of companies and brands, including the recent acquisitions of Westbrae in October 1997 and Boston Better Snacks in May 1997. In addition, in March 1997, Hain entered into a licensing agreement with Weight Watchers, a subsidiary of Heinz, pursuant to which Hain will manufacture, market and sell Weight Watchers dry and refrigerated products and in May 1998 entered into a distribution and licensing agreement with Heinz U.S.A., a division of Heinz, to market and sell the "Earth's Best" line of baby food products to the natural food channel in the United States. In July 1997, Hain acquired the Alba brand from Heinz.

     Hain's future success may be dependent upon its ability to effectively integrate these companies and brands, including its ability to realize potentially available marketing opportunities and cost savings, some of which may involve operational changes. There can be no assurance as to the timing or number of marketing opportunities or amount of cost savings that may be realized as the result of the integration process. Further, there can be no assurance that Hain will not experience difficulties with customers, personnel or other parties as a result of these acquisitions, that these acquisitions will enhance Hain's competitive position and business prospects or that the combination of Hain and these acquisitions will be successful.

Uncertainties Related to Combined Operations After the Merger

     While the acquisition of the Companies by Hain offers the possibility of achieving operating efficiencies, it also entails the diversion of management's attention to the assimilation of operations of the Companies, which might have possible adverse short-term effects on Hain's operating results. There can be no assurance that the combined companies will retain their respective key personnel or customers, the same volume of business from such customers, or that Hain will realize any of the potential benefits of the Merger.

     There can be no assurance that Hain will be successful in integrating its own distribution channels with those of AMI and GOE, in coordinating the activities of the Hain, AMI and GOE sales forces or in selling AMI's or GOE's products to Hain's customer base, in integrating AMI and GOE into Hain's management information systems or in integrating AMI's and GOE's products so that they can be fully integrated with Hain. In addition, Hain is in the process of integrating the business of Westbrae, which was acquired by Hain in October 1997. Integrating these businesses will require management resources and may divert Hain management from Hain's day-to-day operations. There can be no assurance that Hain can effectively integrate AMI or GOE into Hain's operations.

Acquisition Strategy

     Hain's acquisition strategy is based on identifying and acquiring businesses with products and/or brands that complement Hain's existing product mix. Hain will evaluate specific acquisition opportunities based on prevailing market and economic conditions. There can be no assurance that

Hain will be able to successfully identify suitable acquisition candidates, obtain necessary financing, complete acquisitions or integrate acquired businesses into its operations. Acquisitions may not achieve acceptable levels of operating results or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated problems, liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. Hain may encounter increased competition for acquisitions in the future, which could result in acquisition prices Hain does not consider acceptable. In addition, the Senior Credit Facility (as defined) contains restrictions that limit Hain's ability to make acquisitions. Hain is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

Evolving Customer Preferences

     Hain's business is limited to specialty food products in niche markets geared to consumers of natural foods, medically-directed and weight management food products, kosher foods and other specialty food items. Hain is subject to evolving consumer preferences for these products. While Hain continues to diversify its product offerings, there can be no assurance that demand for Hain's products will continue at current levels or increase in the future. A significant shift in consumer demand away from Hain's products or failure to maintain its current market position would have a material adverse effect on Hain's financial statements. For example, sales of Hain's rice cakes declined from approximately $22 million during fiscal year 1996 to approximately $12 million in fiscal year 1997 due in part to competition from other snack products and an overall decline in rice cake demand. Hain has other significant product categories, such as cooking oils and non-dairy beverages, which, if consumer demand for such categories were to decrease, could have a material adverse effect on Hain's business, results of operations and financial condition.

Competition

     The geographic and product markets in which Hain operates are highly competitive. Hain faces competition in all of its markets from larger, more established companies that have greater financial, managerial, sales and technical resources than Hain, and some of Hain's markets are dominated by such large firms. There can be no assurance that Hain can successfully compete for sales to distributors or stores that purchase from such larger competitors. Larger competitors also may be able to benefit from economies of scale, pricing advantages or the introduction of new products that compete with Hain's products. There can be no assurance that Hain will achieve the market penetration that it seeks in order to implement its business strategy. There can be no assurance that competitors will not introduce other products in the future that compete with Hain's products or that such competitive products will not have an adverse effect on Hain's business, results of operations and financial condition.

Limited Management; Dependence on Key Personnel

     Hain is highly dependent upon the services of Irwin D. Simon, its President and Chief Executive Officer. Although Hain has entered into an employment agreement with Mr. Simon and maintains $1.0 million of key man life insurance on the life of Mr. Simon, the loss of the services of Mr. Simon could have a material adverse effect on Hain's business, results of operations and financial condition. In addition, Hain's ability to develop and market its products and to achieve and maintain a competitive position depends, in large part, on its ability to attract and retain qualified operations, sales and marketing personnel.

Reliance on Independent Distributors and Brokers

     Other than on a limited basis at Arrowhead, Terra and Deboles, Hain relies upon sales efforts made by or through non-affiliated food brokers to distributors and other customers. The success of its business depends, in large part, upon the establishment of a strong distribution network. Food brokers act as selling agents representing specific brands on a non- exclusive basis under oral or written agreements generally terminable at any time on 30 days notice and receive a percentage of net sales as compensation. Distributors purchase directly for their own account for resale. Two distributors, United Natural Foods and Tree of Life, accounted for approximately 18% and 14%, respectively, of Hain's pro forma fiscal year 1997 sales. The loss of, or business disruption at, one or more of these distributors or brokers may have a material adverse effect on Hain's business, results of operations and financial condition. If Hain were required to obtain additional or alternative distribution and food brokerage agreements or arrangements in the future, there can be no assurance it will be able to do so on satisfactory terms or in a timely manner. The inability to enter into satisfactory brokerage agreements may inhibit Hain's ability to implement its business plan or to establish markets necessary to develop its products successfully. See "Information Concerning Hain Sales and Marketing Structure" and "Customers."

Reliance on Independent Manufacturers and Co-Packers

     Other than on a limited basis at Arrowhead, Terra and Deboles, Hain does not manufacture, produce or package any of the products or brands which it currently markets, although it develops and owns the formulas and recipes and designs the packaging for its products. Accordingly, Hain is dependent upon independent manufacturers and co-packers to produce and package its products. Hain obtains substantially all of its rice cake requirements from two suppliers, all of its non-dairy products from two suppliers, a substantial portion of its Weight Watchers refrigerated products from one supplier, and all of its Hollywood cooking oils from one supplier. In addition, one manufacturer accounted for the manufacture of approximately 91% of GOE's products in its fiscal 1997. The loss of one or more of these manufacturers or co-packers, or the failure by Hain to retain manufacturers and co-packers for products or brands acquired pursuant to the Merger, could have a material adverse effect on Hain's financial statements until such time as an alternate source of supply could be secured, which may be on less favorable terms. Failure to obtain in a timely manner and on comparable terms other suppliers if a present supplier terminated its relationship with Hain could have a material adverse effect on Hain's business, results of operations and financial condition.

Trademark Ownership

     Hain owns the principal trademarks for its products, including HAIN PURE FOODS(R), HOLLYWOOD(R), KINERET(R), KOSHERIFIC(R), ESTEE(R), FEATHERWEIGHT(R), WESTBRAE(R), WESTSOY(R), LITTLE BEAR(R), BEARITOS(R), ALBA(R), ARROWHEAD MILLS(R), DEBOLE'S(R), TERRA(R) and GARDEN OF EATIN'(R) and owns a number of other trademarks used on individual products, such as those for PIZSOY(R), and BOSTON LITE(R). Hain believes that such trademarks are important to the marketing of Hain's products. In connection with the licensing agreement between Weight Watchers and Hain, Hain obtained the right to use the WEIGHT WATCHERS(R) and certain other trademarks. Hain's inability to use these trademarks could have a material adverse effect on Hain's business, results of operations and financial condition.

Government Regulation

     The manufacture, marketing, distribution and sale of Hain's specialty food products are subject to various federal, state and local laws and regulations governing the production, sale, safety, advertising, labeling and ingredients of such products. In addition, Hain's kosher food products are subject to additional regulation and inspection. There can be no assurance that Hain, its manufacturers, distributors and co-packers will be able to comply with all such laws and regulations in the future or that new governmental laws and regulations will not be introduced which could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of Hain's products or have a material adverse effect on Hain's business, results of operations and financial condition. In addition, product recalls could adversely affect sales of other of Hain's products.

Product Liability

     As a marketer of food products, Hain is subject to a risk of claims for product liability. Hain maintains product liability insurance and generally requires that its co-packers maintain product liability insurance with Hain as a co-insured. There is no assurance that such coverage will be sufficient to insure against claims which may be brought against Hain, or that Hain will be able to maintain such insurance or obtain additional insurance covering existing or new products. If a product liability claim exceeding Hain's insurance coverage were to be successfully asserted against Hain, it could have a material adverse effect on Hain's business, results of operations and financial condition.

Reliance on Certification

     Hain must comply with the requirements of independent organizations or certification authorities in order to make certain statements on the labels of its products. For example, for Hain's Estee products to carry the logo of the American Diabetes Association (the "ADA"), the packaging must meet the standards of the ADA. In addition, Hain's kosher foods are certified kosher by the Orthodox Union of Rabbis. The loss of any such independent certifications or permissions could adversely affect the marketing position and goodwill afforded such products, which could have a material adverse effect on Hain's business, results of operations and financial condition.

Control by Current Stockholders, Officers and Directors

     After taking into account Common Stock issued in connection with the Merger, Mr. Simon, Hain's President and Chief Executive Officer, together with the other officers and directors of Hain, will beneficially own an aggregate of 22.7% of the Common Stock, on a fully diluted basis. Accordingly, the officers and directors of Hain will be in a position to influence the election of Hain's directors and otherwise influence stockholder action. In addition, according to a Schedule 13D filed with the Commission dated May 11, 1998, certain unaffiliated stockholders of Hain beneficially owned, prior to the Merger, an aggregate of 20.37% of the outstanding Common Stock.

Authorization and Discretionary Issuance of Preferred Stock

     Hain's Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights which could decrease the amount of earnings and assets available for distribution to holders of the Common Stock and adversely affect the relative voting power or other rights of the holders of the

Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Hain. Although Hain has no present intention to issue any shares of its preferred stock, there can be no assurance that Hain will not do so in the future. See "Description of Securities."

No Dividends

     Hain has not paid any dividends on its Common Stock to date and does not anticipate declaring or paying any dividends in the foreseeable future. The ability of Hain to pay dividends is currently restricted by the Senior Credit Facility. See "Price Range of Common Stock and Dividend Information." Fluctuations in Operating Results; Fluctuations in Quarterly Results

     Hain's operating results have fluctuated in the past and will fluctuate in the future based on many factors. These factors include failure to adequately integrate acquired companies, fluctuations in the general economy, increased competition, changes in operating expenses, expenses related to acquisitions, the potential adverse effect of acquisitions, the size and timing of customer orders, new product introductions, changes in customer preferences and market acceptance of new products. Many of these factors are outside the control of Hain. Due to these and many unforeseen factors, it is likely that in some future quarter Hain's operating results will be below the expectations of public market analysts and investors. In such event, the price of Common Stock would likely be materially adversely affected.

Forward-Looking Statements

     This Prospectus contains certain forward-looking statements regarding future financial condition and results of operations and Hain's business operations. The words "expect," "estimate," "anticipate," "predict," "intend," and similar expressions are intended to identify forward- looking statements. Such statements involve risks, uncertainties and assumptions, including but not limited to industry and economic conditions and customer actions and the other factors discussed in this Prospectus (including but not limited to statements under the caption "Risk Factors") and in Hain's filings with the Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Year 2000 Risks

     Prior to the year 2000, Hain intends to integrate AMI's, Terra's and GOE's computer systems and software applications with Hain's existing systems, which Hain believes to be "Year 2000" compliant. The ability of third parties with whom Hain transacts business to adequately address their Year 2000 issues is outside of Hain's control. There can be no assurance that the failure of such third parties to adequately address their Year 2000 issues will not have a material adverse effect on Hain's business, financial condition, cash flows and results of operations.

                         PRICE RANGE OF COMMON STOCK AND
                              DIVIDEND INFORMATION

     Hain's Common Stock is traded on the Nasdaq National Market under the symbol "HAIN." Immediately prior to the consummation of the Merger, there were 11,556,299 shares of Common Stock outstanding. Upon the consummation of the Merger and the issuance of up to 1,716,111 shares of Common Stock in connection therewith, Hain will have 13,272,410 shares of Common Stock outstanding. The information presented in the table below represents the high and low sales prices per share for Common Stock for the periods indicated. Following the Merger, Common Stock will continue to be traded on the Nasdaq National Market.

                                                              Price
                                                      -----------------------
                                                       High             Low
                                                      -------          ------
Year Ended June 30, 1996
   First quarter....................................  $ 4 1/2       $ 3 1/2
   Second quarter...................................    3 3/4         2 15/16
   Third quarter....................................    3 11/16       2 15/16
   Fourth quarter...................................    4 1/8         3 1/16

Year Ended June 30, 1997
   First quarter....................................  $ 4           $ 3 1/16
   Second quarter...................................    4             3 1/4
   Third quarter....................................    5 3/4         3 3/8
   Fourth quarter...................................    5 5/16        4 1/8

Year Ended June 30, 1998
   First quarter....................................  $12 1/16      $ 4 27/32
   Second quarter...................................   12 13/16       7 7/8
   Third quarter....................................   20 3/4         9
   Fourth quarter (through June 30, 1998)...........   28 5/8        20 1/2

Year Ending June 30, 1999
   First quarter (through July 29, 1998) ...........  $ 28          $ 19 1/2

     On July 29, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $20 3/4 per share.

     Hain has not paid any dividends on its Common Stock to date. Hain intends to retain all future earnings for use in the development of its business and does not anticipate declaring or paying any dividends in the foreseeable future. The payment of all dividends will be at the discretion of Hain's Board of Directors and will depend on, among other things, future earnings, operations, capital requirements, contractual restrictions, the general financial condition of Hain and general business conditions. The ability of Hain to pay dividends is currently restricted by the Senior Credit Facility.

                                 USE OF PROCEEDS

     Hain will not receive any of the proceeds from the sale of the Selling Stockholders' Shares, which are being sold by the Selling Stockholders. Under the terms of Hain's Senior Credit Facility, Hain is required to use the proceeds from the exercise of outstanding Warrants which generates net proceeds in excess of $100,000 to reduce its commitments under the Senior Credit Facility. On July 1, 1998, in order to consummate the Merger and refinance outstanding indebtedness, Hain amended the Senior Credit Facility by increasing the term loan portion thereof from $18.6 million to $60.0 million and entering into a revolving line of credit of up to $15.0 million. The term loan and revolving credit portions of the Senior Credit Facility mature on July 1, 2005 and 2006, respectively, and each initially bears interest, at the option of the Company, at an annual rate of either (x) 2.5% over LIBOR or (y) the greater of (i) the Federal Funds Rate plus .5% or (ii) the lender base rate plus .5%. Any proceeds from the exercise of the Warrants not utilized to repay indebtedness under the Senior Credit Facility will be utilized by Hain for general corporate purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Stockholders as of July 1, 1998, and the number of shares of Common Stock covered by this Prospectus.


                                          Number of Shares of                       Number of Shares
                                          Common Stock             Percent       of Common Stock
Name                                      Beneficially Owned      of Class       Registered Hereby(1)
----                                      ------------------      --------       --------------------

-----------------------------------------------------------------------------------------------------
Irwin D. Simon(2)                               1,531,405           10.9%                 761,405
Andrew R. Heyer(3)(4)                           1,334,893           9.6%                   62,648
Jack Kaufman                                      105,000             *                     5,000
Ellen Deutsch                                      50,000             *                     5,000
Benjamin Brecher(5)                               117,097             *                     2,097
Beth L. Bronner(6)(7)                              66,667             *                    36,667
William Fox(6)(8)                                  32,500             *                    10,000
Jack Futterman(6)(8)                               23,500             *                     1,000
Fir, Inc.                                          27,283             *                    27,283
Argosy-Hain Warrant Holdings, L.P.(9)             522,717           3.8%                  522,717
Argosy-Hain Investment Group, L.P.                619,528           4.7%                  619,528
Jay R. Bloom(4)                                 1,287,939           9.3%                   45,694
Dean C. Kehler(4)                               1,305,073           9.5%                   62,828
Argosy Investment Corp. (4)(10)                 1,242,245           9.0%                  100,000
P.L. Thomas Group, Inc.(11)                       100,000             *                   100,000
Kelli Keuhne(12)                                  100,000             *                   100,000
Weight Watchers Gourmet Food Company(13)          250,000           1.8%                  250,000
IBJS Capital Corporation(14)                      114,294             *                   114,294
                                                                                        ---------
     Total shares registered                                                            2,826,161
                                                                                        =========

----------------

*    Indicates less than 1%.

(1) Shares registered hereby on behalf of each of Irwin D. Simon, Andrew R. Heyer, Jack Kaufman, Ellen Deutsch, Benjamin Brecher, Beth L. Bronner, William Fox, Jack Futterman, Fir, Inc., Argosy-Hain Investment Group, L.P., Jay R. Bloom and Dean C. Kehler represent shares of Common Stock owned directly by such individuals or entities. Shares registered hereby on behalf of Argosy-Hain Warrant Holdings, L.P., Argosy Investment Corp., P.L. Thomas Group, Inc., Kelli Keuhne, Weight Watchers Gourmet Food Company and IBJS Capital Corporation represent shares issuable upon the exercise of Warrants held by such individuals or entities.
(2) Includes 600,000 shares of Common Stock issuable upon the exercise of options under Hain's 1993 Executive Stock Option Plan and 170,000 shares of Common Stock issuable upon the exercise of options under Hain's 1994 Long Term Incentive and Stock Award Plan (the "1994 Plan"). Mr. Simon is President, Chief Executive Officer and Director of Hain.
(3) Includes 30,000 shares of Common Stock issuable upon the exercise of options under Hain's 1996 Directors Stock Option Plan (the "Directors Plan"). Mr. Heyer is Chairman of the Board of Directors of Hain.
(4) As the officers and directors of Argosy Investment Corp. ("AIC"), which is the general partner of Argosy-Hain Investment Group, L.P. ("AHIG") and Argosy-Hain Warrant Holdings, L.P. ("AHWH"), Messrs. Heyer, Kehler and

     Bloom may be deemed to be the beneficial owners of the 522,717 shares of Common Stock to be issued upon the exercise of Warrants held by AHWH, 100,000 shares of Common Stock to be issued upon the exercise of Warrants by AIC and the 619,528 shares of Common Stock owned by AHIG.
(5) Includes 115,000 shares of Common Stock issuable upon the exercise of options under the 1994 Plan. Mr. Brecher is an officer of the company.
(6)  Director of Hain.
(7) Includes 30,000 shares of Common Stock issuable upon exercise of options under the Directors Plan.
(8) Includes 22,500 shares of Common Stock issuable upon the exercise of options under the Directors Plan.
(9) Consists of Warrants to purchase 550,000 shares of Common Stock at $3.25 per share.
(10) As general partner of AHIG and AHWH, AIC may be deemed to be the beneficial owner of the 522,717 shares of Common Stock to be issued upon the exercise of Warrants held by AHWH and 619,528 shares of Common Stock owned by AHIG. Also includes Warrants to purchase 100,000 shares of Common Stock at an exercise price of $12.6875 per share.
(11) Consists of 50,000 Warrants to purchase shares of Common Stock at $6.00 per share and 50,000 Warrants to purchase shares of Common Stock at $8.00 per share.
(12) Consists of Warrants to purchase shares of Common Stock at $4.125 per share.
(13) Consists of 150,000 Warrants to purchase shares of Common Stock at $7.00 per share, 50,000 Warrants to purchase shares of Common Stock at $8.00 per share and 50,000 Warrants to purchase shares of Common Stock at $9.00 per share.
(14) Consists of Warrants to purchase shares of Common Stock at $12.294 per share.

                            DESCRIPTION OF SECURITIES

General

     As of April 24, 1998, the authorized capital stock of is 40,000,000 shares of common stock, $.0l par value per share, of which, prior to the Merger, 11,556,299 shares were outstanding, and, upon consummation of the Merger and the issuance of up to 1,716,111 shares of Common Stock in connection therewith, up to 13,272,410 shares will be outstanding and 5,000,000 shares of preferred stock, $.0l par value per share ("Preferred Stock"), none of which had been issued.

     The following description is qualified in all respects by reference to the Certificate of Incorporation (the "Charter") and the bylaws (the "Bylaws") of Hain.

Common Stock

     Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors then being elected and holders of the remaining shares by themselves cannot elect any directors. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Hain, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

     Hain is authorized by the Charter to issue a maximum of 5,000,000 shares of Preferred Stock, in one or more series and containing such rights, privileges and limitations including voting rights, dividend rates, conversion privileges, redemption rights and terms, redemption prices and liquidation preferences, as the Board of Directors may, from time to time, determine.

     The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and otherwise adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying or preventing a change in control. Hain is not required by the Delaware General Corporation Law (the "DGCL") to seek stockholder approval prior to any issuance of authorized but unissued stock and the Board of Directors does not currently intend to seek stockholder approval prior to any issuance of authorized but unissued stock, unless otherwise required by law.

Warrants

     Warrants to purchase an aggregate of 1,187,011 shares of Common Stock are currently outstanding. Each Warrant entitles the holder to purchase one share of common stock, subject to anti-dilution adjustments, at an exercise price ranging from $3.25 to $12.69 per share. The Warrants have expiration dates ranging from April 14, 2000 to October 14, 2004.

Certificate of Incorporation and Bylaws

     Pursuant to the DGCL, the power to adopt, amend and repeal bylaws is conferred solely upon the stockholders unless the corporation's certificate of incorporation also confers such power upon the board of directors. Under the Charter, the Board of Directors are granted the power to amend the Bylaws. Such Bylaws provide that each director has one vote on each matter for which directors are entitled to vote. The Charter and/or the Bylaws also provide that
(i) from time to time, by resolution, the Board of Directors has the power to change the number of directors, (ii) the directors will hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified, and (iii) special meetings of stockholders may only be called by the Board of Directors or officers of Hain. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of Hain deemed undesirable by the Board of Directors. The Board of Directors of Hain currently consists of nine persons.

Section 203 of the Delaware Law

     Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 % of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15 % or more of the corporation's voting stock. This provision of law could discourage, prevent or delay a change in management or stockholder control of Hain, which could have the effect of discouraging bids for Hain and thereby prevent stockholders from receiving the maximum value for their shares, or a premium for their shares in a hostile takeover situation.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders may sell shares of Common Stock from time to time on The Nasdaq National Market in the over-the-counter market or in privately negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions in sales to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the

Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a broker-dealer might be in excess of customary commissions).

     The Selling Stockholders and any broker-dealers who act in connection with the sale of Common Stock offered hereby may be deemed to be "underwriters" as that term is defined in the Act and any commissions received by them and any profit on resale thereof as principal might be deemed to be underwriting discounts and commissions thereunder.

                                  LEGAL MATTERS

     Certain legal matters with respect to the issuance of the securities offered hereby will be passed upon for Hain by Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York 10005.

                                     EXPERTS

     The consolidated financial statements of The Hain Food Group Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Westbrae Natural, Inc. (formerly Vestro Natural Foods, Inc.) incorporated in this Prospectus by reference to the Annual Report on 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of PriceWaterhouseCoopers LLP, independent accountants, given on the authority of said firm as expert in auditing and accounting.

     The financial statements of: (i) Arrowhead incorporated in this Prospectus by reference herein for the fiscal year ended July 31, 1997 and as of July 31, 1997; (ii) Terra incorporated in this Prospectus by reference herein for the period from January 1, 1997 through July 31, 1997 and as of July 31, 1997; and
(iii) GOE incorporated in this Prospectus by reference herein for the period from January 1, 1997 through December 23, 1997 and as of December 23, 1997 have been audited by McGladrey & Pullen, LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Arrowhead incorporated in this Prospectus by reference herein for the fiscal years ended July 31, 1996 and 1995 and the balance sheet as of July 31, 1996 have been audited by McGinty & Associates, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Terra incorporated in this Prospectus by reference for the years ended December 31, 1996 and 1995 and the balance sheet as of December 31, 1996 have been audited by Katz & Bloom, LLC, independent auditors, given upon the authority of such firms as experts in accounting and auditing.


============================================================     =============================================================

No dealer,  salesman or other person has been authorized to
give any information or to make representations other than
those contained in this Prospectus, and, if given or made,
such information or representation must not be relied upon                        THE HAIN FOOD GROUP, INC.
as having been authorized by Hain or the Selling
Stockholders.  Neither the delivery of this Prospectus nor
any sale made hereunder shall, under any circumstances,
create an implication that the information herein is
correct as of any time subsequent to its date.  This
Prospectus does not constitute an offer or solicitation by
anyone in any jurisdiction in which such offer or
solicitation is not authorized or in which the person                                2,826,161 SHARES OF
making such offer or solicitation is not qualified to do                                 COMMON STOCK
so or to anyone to whom it is unlawful to make such offer
or solicitation.

                    --------------------

                    TABLE OF CONTENTS

                                                      Page

Available Information.........................          i
Incorporation of Certain Documents by
    Reference.................................         ii
Note Regarding Forward Looking Statements.....        iii
Summary/Recent Transactions...................          1                                ____________
Risk Factors..................................          4
Price Range of Common Stock and Dividend                                                  PROSPECTUS
    Information...............................          9
Use of Proceeds...............................         10                                ____________
Selling Stockholders..........................         11
Description of Securities.....................         13
Plan of Distribution..........................         14
Legal Matters.................................         15
Experts.......................................         15

                 ------------------------


                                                                                        July 31, 1998
============================================================     =============================================================